Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

Jacobs Engineering Group, Inc. Jefferies 2017 Industrials Conference August 9, 2017

Jacobs Engineering Group, Inc. – Transcript from Jefferies 2017 Industrials Conference, August 9, 2017

CORPORATE PARTICIPANTS

Martin Englert, Vice President Equity Research, Jefferies & Company

Kevin Berryman, Executive Vice President and Chief Financial Officer

Steve Demetriou, Chairman and Chief Executive Officer

PRESENTATION

Martin Englert:

Let’s get started here. I’m Martin Englert with Jefferies Equity Research. Up next we have Jacobs Engineering with CEO Steve Demetriou, and Kevin Berryman, CFO.

Kevin Berryman:

I’ll just go ahead. Look, we’re going to start with Steve giving an overview of a recent transaction we just announced, give a little bit of discussion about our strategic rationale. We do have handouts and certainly in those handouts we have our forward-looking disclaimer. We’ll consider that as read and, ultimately, jump right into the presentation.

Thanks for being here. Look forward to the discussion.

Steve Demetriou:

Great. We can flip through the opening slides and you can read the disclaimers here and the forward looking statement. I’m going to start off and take you through the whole sort of strategic fit. I’ll let Kevin give you a couple of updates on some of the key sectors and some of the financials and I’ll come back in and talk about integration of CH2M.

I’m sure most of you know about Jacobs, but we’re a Company with 54,000 employees global. We have one of the most diverse lines of business structures in our industry. You can see equally across our four lines of business of Petroleum & Chemicals, Industrial, Buildings & Infrastructure, and Aerospace. I think what’s the other key point on this page is whereas our Aerospace & Technology and Buildings & Infrastructure make up 45% of our revenue, on a profitability standpoint, they’re two-thirds of our profitability.

When we think about this acquisition, it’s the largest acquisition, acquiring CH2M, in the history of the Company, but our Company was built on acquisitions, so we do have a history of more than 80 acquisitions that have created Jacobs over the last many years and it’s built up to where we are today. But when the most recent acquisitions, on the far right-hand side, with the largest one being the SKM, there wasn’t the growth that we would’ve expected and so we did pause, take a step back, learn from which one of these acquisitions went well, which ones maybe we struggled with. The good news is the majority went well, but there were some good learnings on a few of the more recent acquisitions. That, coupled with really taking a step back and understanding precedent transactions in our own industry, and which ones went well, and a lot of them didn’t—I’m going to talk about that as we get into the integration. But the key here is that we believe that we’re now at the right time to make our next acquisition and we’ve got an amazing opportunity here with CH2M that’s a strong strategic fit.

The left-hand side of this page is really all about the track record that we’ve established in transforming Jacobs over the last couple of years. Still in the beginning stages still, but I think we’ve demonstrated the ability to set targets and deliver on those promises, and, in many cases, exceeding it, and most recently developing a strategy that really sets the blueprint of how we’re going to organically grow and, more importantly, why CH2M is a clear fit with that strategy.

On that right-hand side, the bottom line is they’re not only a premier global solutions provider, which is where we want to continue to take our Company, but we’re talking about a company that delivers to us high-margin, high-growth industries, some that we’re not currently participating in. But equally important are the common cultures that both companies have. Yes. They’re employee-owned. We’ve been a public company for a while, but when you peel the onion—and I’ll get into that again later in this presentation—we’re really excited about the fact that the underlying cultures are very similar and we believe that’s going to position us for success and create a lot of Shareholder value as we deliver the financial benefits that we’re committing to today.

CH2M, revenue of $4.4 billion. You’ll see recent information that talks about them being over $5 billion and that’s really one project that they’d previously consolidated, a joint venture initiative that they’d previously consolidated, but we’re showing it now as non-consolidated based on some industry structural changes. The profitability is the same on that, we just adjusted the revenue—and Kevin can get into a little more.

But CH2M is 20,000 employees and, very importantly on the left-hand side of this page, they’re number one or number two in some very sort of strategic sectors that we have sought to grow in, especially in water and environment. Then, also, they’re one of the top three in transportation as we are, and we’re excited about what the two of us are going to be able to do. They’re a global company. A big part of their business is in North America and in Europe, but also have some very interesting geographies around the world.

I think that the other part that we got excited about from a timing standpoint is the momentum that CH2M is building. Their CEO, Jackie Hinman, came in, in 2014 into the job, and she and the leadership team have launched and are executing a very impressive transformation on their own, and very similar to the Jacobs transformation process. One of the first steps they took and was very important to us is that they exited the EPC and transportation design build fixed-price businesses which had created some problem projects, with only two remaining to deal with around MoPac and ImPac. As we get through those final two, what we’re acquiring is a very attractive business portfolio that is very similar to the risk profile, if not even a notch better from a standpoint of 90% reimbursable services and 10% fixed, so, really, we’re buying it at the right time with regard to the way they’ve readjusted their whole portfolio going forward.

Their transformation is taking hold. You’ll see some information that shows step change improvement in sales and profitability. The $324 million of EBITDA through June of 2017, trailing 12-months is an important number because we based a lot of our economics around that plus the synergies, and based on the most recent quarter, which has just come out this week. You’ll see that it was a very clean quarter, $83 million annualized gives us this sort of number as another checkpoint, and so we’re excited about that and the 25% growth in most recent six-month awards.

We’re acquiring a premier global industry leader and you can see we’re going to take our Company that’s approximately $11 billion to over $15 million with this combined revenue. But it’s not about getting bigger, our message and constant focus going forward is all about getting better.

Another key point, which really goes to the next slide, is the fact that the majority of what we’re buying lines up with two of our most profitable lines of business, our Buildings & Infrastructure operating profit margins of 7.7%, and our Aerospace & Technology operating profit margin at 8% are the two leading margin contributors in the Company and that’s what we’re going to be growing significantly with the acquisition of CH2M.

But the other point here is, as we realign the Company and establish the culture of accountability and the focus to deliver each of the line of business strategies, we really get excited about the strong fit and the way they line up their three business lines, which they describe as state and local, their Federal is Government services, and then their private, which lines up nicely with our Industrial and Petroleum & Chemicals businesses. So that’s the way we look at it going forward.

I think you know that a lot of problems with combinations, especially larger combinations, are failures around integrating the cultures, so we spent a lot of time in the due diligence of really understanding their culture against our culture or matched up with our culture, and we were very positive as we learned that, especially through their transformation process over the last several years and ours, that our cultures line up very nicely. Both of us start with safety and integrity, but then when you get into the other elements of their values and our values and the culture, it really is all about people, client relationships—we call it a relationship-based model, they call it client centricity, and then the passion for quality and excellence and, ultimately, growth.

It is also important to understand from the two companies’ standpoint the way we line up, this is very complementary. There’s very little overlap between CH2M and Jacobs as it relates to sort of the business side, and as a result, we have excited employees on their side coming in and being able to leverage our global platform, and we have excited employees that are recognizing that this is the type of talent that we needed to really expand our capabilities into water, environment, tier-1 nuclear, and several other great markets. The cultural piece for us is going to be a top focus. We’re not underestimating it, but I think the starting point provides a solid foundation for success.

You put that together, we truly believe this is a very compelling strategic fit. At the end, when you really boil it down, they bring leadership in water. Yes, we are in the water business and we have some amazing talent, but now we get to combine with the industry leader in water and really take that across our global platform. It’s going to be a tremendous opportunity.

If you go back to our December Investor Day, we’ve said we wanted to get into tier-1 nuclear. They’re in environmental remediation and they bring that industry leadership. Their advanced manufacturing, which is very much focused on semiconductor, lines up very nicely with the type of services that we provide in our Life Sciences business, and so there’s some great synergies there. Then, they’re a company that works on iconic PMCM roles, the Panama Canal expansion and the London Olympics and others that we hadn’t previously participated in, and so the opportunity from a PMCM standpoint is fantastic.

If you take that combine it with our global platform, our project delivery excellence, and our client leadership that we have, and our strong balance sheet, the combination really does give differentiated solutions. We’re going to have a combined 74,000 or so of industry-leading talent, and, really, we believe we’re going to be able to accelerate growth.

This next slide should be familiar to those of you that attended our December Investor Day. There we took a look at our portfolio and talked about where we want to prioritize two-thirds of Jacobs going forward as it relates to growth. Still focused on improving and demonstrating profit growth on some of these other business, but we’ve checked off the green bars here or the green sections around how this acquisition ends up achieving what we laid out in December. You can see a number of checkmarks on this page, which is really all about how it squarely fits with our strategy, which is, I think, a very important success factor in making sure major combinations like this work.

What I’d like to do now is turn it over to Kevin to run through a couple of sectors and give you a financial update before I come back on integration.

Kevin Berryman:

Thanks, Steve. Look, Steve started to allude to the complementary nature of the two portfolios of Jacobs and CH2M. One of the things that really comes to life when you start to really think about the specificities of what that means is in the areas really of the three that Steve alluded to, which were nuclear, CH2M being a tier-1 player; environmental, being a leader in that industry as well; and then, of course, I’m going to start with water.

They are a leading player in water and you all know that water is a commodity that is a precious one. The economics of water are going to be changing over time, and the need for not only our private clients, like oil and gas and refineries and mining and minerals and industrial clients, this is a big issue for them as it relates to how their thinking about manufacturing capabilities around the globe and how they can become more efficient, more sustainable, more environmentally friendly, and, ultimately, how they can help support the creation of a longer tail of available clean water. So it’s clear this is a dynamic that we expect very, very long-term robust growth associated with this. We think about just the overlay of their capabilities into our offerings to our private clients, think about of a refinery, think about a mining and minerals client where we’re doing work on-site for them, offering up remediation and water capabilities in conjunction with the great stuff that Jacobs doesn’t specifically, there’s great opportunities to have revenue synergies over and above kind of just the one plus one equaling two of the two portfolios. We really believe there are potential benefits here that are of substance.

Environmental, I would say very similar comments that I made about water, certainly environmental as well. They’re a leader in this industry. We have very strong, actually, positions in certain parts of the world, but they are kind of globally in a position to further increase our capability sets and, again, this is an area that is longer-term of interest to anyone in the world, and, certainly, our client base, to ensure that they’re creating sustainable, more environmentally friendly opportunities. The remediation capabilities here are substantive (phon) and we can combine it with some of our capabilities, again, so that one plus one equals three in terms of the opportunities associated with the combination.

The final piece is nuclear, which we really are excited about. They are a tier-1 nuclear player. If you take both the water and environmental that we’ve just talked about and now you combine this with nuclear, it’s pretty clear, in the U.K. and in the U.S., the need to ultimately resolve the remediation of the existing nuclear structures that are in place is going to be an important long-term dynamic that’s critically positioning us as a combined entity to be able to go after that business. This oftentimes is obviously a Federal Government-related activity. We already have very strong relationships in not only the DoD and NASA and some of the three-letter agencies relative to intelligence, but as you think about this Department of Energy that strengthens what we have already as a very strong relationship, so, again, good strength, good growth opportunities long-term. So we’re excited about that.

You think about this Company—and Steve talked about the risk profile associated with the combination of our two companies, and we’ll talk a little bit more about that in a second—but this creates a leader in the design space in our industry, and we’re very, very excited about that. Design oftentimes ends up becoming a lower risk kind of profile associated with the two businesses and the businesses in which we compete, and that’s very aligned with kind of our risk parameters that we think are appropriate for Jacobs as an organization, so we’re excited about this and what this means for us long-term.

Let me talk a little bit about some of the specifics of the transaction. You’ll see that we have a $2.85 billion equity deal. When you add roughly $400 million of net debt that CH2M has, it’s basically a $3.3 billion enterprise value consideration. We think that this is a nice deal for our Shareholders. You see the multiple there, 6.9 times, including a full run rate of our synergies. We like that multiple. We think—and we’ll show a chart in a second—it’s one to two turns below kind of recent precedent transactions, so we’re excited about that. We’re going to basically pay for this consideration 60% cash and 40% Jacobs equity, and what that ultimately translates into is a leverage factor that still is quite manageable, less than 1.9 times net debt to our trailing 12-months EBITDA, so not overleveraged by any sense and it provides us flexibility as we drive this business going forward.

We’ve done a very deep dive on synergies. I’ll talk a little bit about that, $150 million, which we think is doable. I’ll focus then on the next two lines which I think are appropriate. Long-term, this is a transaction that’s going to result in greater than a 10% ROIC. We think about that as a cash return versus the profile of our investment, and so that means that we’re getting a return profile that’s well above our cost to capital longer-term. If you think about the accretion, we have some figures there that we have suggested that we can get a 15% accretion, including the amortization and excluding the transaction-related costs, and we think that number is 25 when you exclude the amortization, so a very nice accretion opportunity for us and our Shareholders.

Talking a little bit about how this fits, Steve talked about the strategic rationale for this deal, very clear, really aligning against where we put our organic growth strategy going forward, but, also, we put in place a very clear set of metrics that we would have to hit relative to executing against any transaction and we presented this also at our Investor Day. You can see there’s a lot of checks on this chart, which suggests that the alignment against the financial metrics that we established for us and the minimum hurdles that we have relative to this is important, and certainly we’re dealing with a potential very attractive financial proposition.

The next, the last one I think is important to note that the internal rate of return of this investment of $3.3 billion is approaching 15%, it’s over 14%. I think that’s important to note. We have a $4 billion expected total value associated with the resulting cash flows that come back in as a result of this transaction. If you do the math, $4 billion total value, less the $3.3 billion in cash that we’re spending, this is a $700 million incremental net present value for our Shareholders. I will tell you one thing: we have not included any revenue synergies in that number, so all we’ve got to do to make this work is deliver against our cost synergies; revenue synergies are over and above this in terms of value proposition.

Let me talk about the cost synergies, the $150 million. For those of you that a followed Jacobs over the last couple/three years, we’ve done a really good job in executing a pretty substantial restructuring effort where we spent over $400 million in delivering almost $300 million in savings. You can go back to look at our financials, and you can see the numbers falling in our G&A structure and you can see the margins growing as it relates to that effort. I think the Management Team has proven the ability to execute against these types of things. This $150 million that we’ve identified is not some percent of revenue number, it’s a deep dive bottom-up analysis that we did in terms of the evaluation of their cost structure comparing it to ours.

The good news on that $150 million—we’re actually targeting higher numbers, but committing to $150 million—we think we can deliver that and if you look at the makeup of those numbers up there, the first two and the last two really—I’m going to call it more back-of-the-house related activities—that represents more than two-thirds, 75% of the total synergies, so this is basic things that we have gone through and evaluated and are very clear we can deliver against them. For example, on real estate, real estate we’ve evaluated, we’ve gone city by city, location by location, understood the lease implications of all of those, and we know there’s at least 50 sites that we can co-locate without really dramatically impacting either our employees or our clients. That’s important to note.

Then you can see on the right side, we also think there’s working capital benefits in the revenue synergies that I highlighted earlier, which are not really very much incorporated into that $4 billion-plus number of value. So we think this is a lot going on as it relates to the ability to drive value to our Shareholders.

Steve talked about the risk profile of their portfolio. We love the risk profile of their portfolio. They have exited some of those more risky parts. We have done really strong due diligence to ensure that there is an understanding of what that tail looks like. It’s deminimus from our perspective and what we are now focused on is ensuring that that new portfolio of projects that are in backlog, their gross margin, it’s actually aligned with our margin profile, and the risk profile looks actually even a little bit better than the risk profile that we have, so this 90/10 reimbursable to fixed cost is actually a little better than ours and so we see this risk profile actually combining to be a number that’s even more attractive than what Jacobs is already well known as being a leader in the industry relative to.

A little bit about their history. They have been going through, CH2M, is going through this transformation effort that Steve has alluded to and really exiting these projects. I wanted to provide a clear understanding of the stability of kind of their Adjusted EBITDA numbers. If you look at these figures, the blue bars represent what is the clean numbers associated with their current portfolio. That number equals $324 million of EBITDA. That’s a margin profile for our like businesses, which is a little less than ours, so we actually think there’s additional opportunity there. Then you see the numbers that kind of results into the GAAP EBITDAs. Those are either restructuring-related costs, which they’re done with, and/or some of the exits associated with those power EPC and transportation design build offerings that have been fully exited, dusted, done, and completed. I think that we’re now buying this organization at an opportune time where they’ve gone through some of these challenges where you see those numbers and are poised to ultimately grow from a number that’s pretty strong.

How does this then translate into the value proposition? We’ve taken the latest three precedent transactions and provided you a range of what those numbers look like on a without-synergies basis and including a full run rate of synergies. You can see that we’re actually below the recent market multiples relative to precedent transactions. So we think we’ve payed a fair value. We don’t think we’ve overpaid and we think there’s an ability to continue to drive incremental value over and above what this would assume just by the fact that we’ve got a relatively good price for the very attractive asset that we’re buying.

Look, transaction financing, Jacobs has always had a very strong balance sheet. We’re leveraging that. We’re actually financing about half of the cash requirements associated with this deal, either through our existing cash and/or existing capacity under our revolver. We’re entering into another $1.2 billion of new three-year term money from banks. We’ll look to potentially probably swap that out into fixed pricing so we can start to have a better mix of some fixed cost interest into our structure. Remaining leverage is 1.9 times, as we’ve talked about, so that’s obviously clear. Importantly, after all is said and done, we still have $900 million of liquidity left, so we have the flexibility to continue to deliver against not only our Share Buyback program, which remains in effect, as well as our dividend, which we initiated about six, nine month ago. So, we’re excited about the transaction, the value proposition, and the fact that it results in us being able to continue to drive our growth agenda in a healthy manner, providing for additional ways to add Shareholder value to all of you.

Steve, back to integration.

Steve Demetriou:

Thanks, Kevin. A couple slides on integration, and we want to repeat/start with we recognize our industry hasn’t had a great track record on putting companies together, especially on large acquisitions, but we believe we understand the issues that were faced. We think this is different because of the complementary nature of bringing CH2M and Jacobs together, but, again, it really does go back to critical success factors around we’re retaining talent and delivering on the promises that we make.

The cultural integration is going to be critical. I mentioned to you we feel really good about the starting point, but it really has all started this week now as we’ve made the announcement. We’re getting going on the integration between signing and closing. We’re not waiting to close to get going on starting to set the foundation for a successful integration, and that we’re going to deliver on the synergies. It is all about delivering on the cost synergies. We deliver on the $150 million of cost synergies, we drive the EBITDA the way we’re supposed to, and then the growth synergies are upside and we believe this is a growth story and that’s real.

The Integration Management Office has been established as a starting point. We’ve announced the leadership—Gary Mandel, 35-year veteran in our industry, most recently running Petroleum & Chemicals business line for us, but has a strong leadership background in the Infrastructure and Government Services business and highly respected by both companies, as is Lisa Glatch who is also a very Senior Executive, proven track record both for Jacobs and CH2M. So we’re excited about these two Leaders starting already this week. I’m flying back tonight to meet up with the Team tomorrow and we’re not wasting any time to get as much time under our belt before we close.

But the key is going to be to win the hearts and minds of the combined 74,000 employees. Yes, there’re going to be some cost synergies and some redundancies, but that’s the minor part of this initiative. The big part is achieving the growth that’s out there because of the complementary nature and we’re excited about that, and we have an established culture now at Jacobs and CH2M to drive accountability across the organization and to be transparent. We’re going to be transparent not only internally and to our Board, but to our Shareholders and our Investors.

With that, hopefully you got a sense today that we’ve got a significant compelling strategic combination opportunity here. This is going to create a $15 billion world premier global solutions provider, but it’s not about getting bigger, it’s about getting better. It’s going to position us for targeted high growth margin opportunities. I can’t overemphasize the importance of the common cultures and shared values, and we believe very compelling financial benefits that, ultimately, when you put that all together, four key points: it is going to be great for our employees from a standpoint and career development, excitement, inspiration; our clients are going to get something that they haven’t gotten before; and that leads to my third point around we’re going to create a company that doesn’t exist today. We’re going to create a company that has historically participated in an industry that reacts to specifications, RFPs, requirements to one that’s going to help our clients anticipate their needs in a way that’s never been done before. Therefore, then we’ll put it all together and create significant value for our Shareholders.

Thanks for listening and now we’d like to turn it over for questions.

Yes?

Male Speaker:

I’ve got one financial one for Kevin and one general one. The financial one, I think you talked about greater than 10% ROIC cash-on-cash and then later on you said greater than 14% IRR and I wasn’t quite sure the difference between those, so if you could just clarify that?

Kevin Berryman:

Yes. Look, ultimately, the dynamic as it relates to an ROIC number is you have a dynamic on not only the income side but you’ve got the balance sheet side, and so the internal rate of return takes into account obviously the dynamic associated with the time value and money and taking it back. So, longer-term, those will converge obviously and we would expect that to happen, but we’re committing to a number that’s greater than our weighted average cost of capital, which is 10ish percent and we are also committed to that internal rate of return of 14%, which we think is actually going to be higher.

Male Speaker:

Okay. Then could you just talk a little bit about the end markets that you guys cover and where you’re seeing robust activity and where you’re seeing not so robust activity, just a feel for what you’re seeing out there?

Steve Demetriou:

Yes. Sure. Clearly our two business lines, Building & Infrastructure and Aerospace & Technology we’re seeing robust growth, backlog growth, win rates. Specifically in Infrastructure—Aviation is extremely strong, a lot of airport projects, but also a lot of aging infrastructure that is being addressed finally around the world. This is global, not just in the U.S. So whether it’s highways, rail, it’s extremely strong across our Buildings & Infrastructure.

Then on the Aerospace & Technology side, there’s a lot of interest in bringing digitization and advanced technologies, cyber security to the Government, various government entities, and so we’re seeing strong growth there. We have the richest pipeline of opportunities that we’ve ever had in Aerospace & Technology.

On the other side, we’re seeing signs of life in our hard-hit Mining and Petroleum-oriented businesses, not to a level where there’s major cap ex projects getting across the finish line, but clearly a lot of initiatives that are in the early stages that we believe at some point over the next 12 to 18 months are going to hit. Oil to chemicals are a good example, a lot of chemical derivatives, but also copper-related projects. The sentiment is clearly turned over the last 12 months.

The last one I’ll mention is we’re going through a transition in our Life Sciences business whereas over the last couple of years a lot of major big time projects, which we’d been working on with Biogen and BMS and others—EPCM, now it’s shifting more to biotech, gene therapy, smaller but still good-sized projects that, as we make that transition, we expect to start to reap of it (phon) to growth in that Life Sciences business in 2018.

Are there questions? Yes?

Male Speaker:

(Inaudible)

Steve Demetriou:

Yes. As far as copper projects, clearly in South America, specifically Chile and Peru, there’s some good activity also in Australia. I’d say those are the sort of the two key major markets right now in the Mining side for us.

Yes?

Male Speaker:

A question on the $150 million of synergies. Right now you’re still separate companies. I’m curious (inaudible), where do you feel like there is more variability in (inaudible) won’t know until you can actually sit down and (inaudible)?

Steve Demetriou:

Yes. It’s a good question. On the $150 million of synergies, which one are we sort of more early on certain and which ones will we have to get to, actually running the combined Company? Clearly the real estate, that’s one that we have a lot of visibility on. I’d say things like the corporate overhead type activities, we understand a lot. I think where we need to really get into running the combined company is to get at the IT infrastructure, get into procurement, and even some of the sort of commercial-oriented opportunities, which really lead to the revenue synergies where we really got to get together and get the full Leadership Teams is on each of the line of businesses together and really go after what we think are very substantial revenue synergies that I can’t overemphasize are not in any of the economics that Kevin shared with you.

Male Speaker:

(Inaudible) overhead out of the $150 million relative to?

Steve Demetriou:

It’s a good part. It’s going to be more than 50%.

Kevin Berryman:

Yes, pretty close to the number.

Steve Demetriou:

Yes. Any other questions? All right. Thank you very much.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (the “Company”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, the Company and Basketball Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”), the Company intends to file with the SEC a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

The Company, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of the Company, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This transcript relates to a proposed business combination between the Company and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that the Company or CH2M may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement Disclaimer

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction with CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. For a description of some of the risks, uncertainties and other factors that may occur that could cause actual results to differ from our forward-looking statements see our Annual Report on Form 10-K for the period ended September 30, 2016, and in particular the discussions contained under Item 1—Business; Item 1A - Risk Factors; Item 3—Legal Proceedings; and Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, our Quarterly Report on Form 10-Q for the period ended June 30, 2017, and in particular the discussions contained under Part II, Item 1A – Risk Factors; Part I, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations; and Part II, Item 1 – Legal Proceedings, as well as our other filings with the Securities and Exchange Commission (“SEC”). Neither we nor CH2M is under any duty to update any of the forward-looking statements after the date of this transcript to conform to actual results, except as required by applicable law.